EXHIBIT 99.2
SHIOPIFY INC.
Annual Meeting of Shareholders
May 29, 2019

Report of Voting Results

Following the annual meeting of shareholders of Shopify Inc. (the "Corporation") held on May 29, 2019 (the "Meeting"), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Corporation were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	184,994,109	99.52%	896,537	0.48%
Robert Ashe	181,202,249	97.48%	4,688,397	2.52%
Gail Goodman	185,052,578	99.55%	858,068	0.45%
Colleen Johnston	185,842,907	99.97%	47,738	0.03%
Jeremy Levine	185,163,144	99.61%	727,502	0.39%
John Phillips	184,918,115	99.48%	972,531	0.52%

2. Appointment of Auditor

Pricewaterhouse Coopers LLP were appointed as the Corporation’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by show of hands. Proxies were received as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
199,962,872	99.73%	535,299	0.27%

3. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
172,224,944	92.65%	13,662,437	7.35%

Dated this 29th day of May, 2019.

SHOPIFY INC.

(signed) "Joseph Frasca"

Per:	Joseph Frasca
Chief Legal Officer and Corporate Secretary